UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): July 17, 2025 (July 17, 2025)

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

3 W. Garden Street, Suite 407,

Pensacola, FL 32502

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On July 17, 2025, the Board of Directors of Baker Global Asset Management Inc. has voted and approved a change in the fiscal year end from August 31 to June 30, effective immediately upon such approval.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	BAKER GLOBAL ASSET MANAGEMENT INC.

/s/ William Thomas Baker
	Name:	William Thomas Baker
	Title:	Chief Executive Officer

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